UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42536

Wetour Robotics Limited
(Exact name of registrant as specified in its charter)

Room 7003
3300 N Interstate 35 Ste 700
Austin, TX 78705
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Information contained in this Current Report on Form 6-K

Results of Extraordinary General Meeting of Wetour Robotics Limited

On August 25, 2026, Wetour Robotics Limited (the “Company”) announced the results of its Extraordinary General Meeting of the Shareholders held on August 24, 2026 (the “EGM”). The results of the voting, including the number of votes cast for and against and the number of votes withheld, are set forth in Exhibit 99.1 to this report on Form 6-K.

Exhibits Index

Exhibit No.	Description
99.1	Wetour Robotics Limited EGM Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wetour Robotics Limited

	By:	/s/ Nan Zheng
	Name:	Nan Zheng
Date: August 25, 2026	Title:	Chief Executive Officer

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